MIRANDA GOLD CORP.

Suite 1410 – 800 West Pender Street

Vancouver, B.C.

V6C 2V6

September 6, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

  Tel: (604) 689-1659

  Fax: (604) 689-1722

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Drilling Commences on Miranda’s Red Hill Property

Miranda Gold Corp. (TSX-V: MAD) is pleased to announce that Barrick Gold Exploration Inc. (TSX: ABX) (“Barrick”) will initiate a two drill hole campaign totaling 3,500 feet on the Red Hill project on September 6, 2006. This program will test inferred lower plate targets within the northeast pediment area of the project.

Favorability in this area is indicated by an antimony-gold occurrence in historic workings near the edge of pediment, and the intersection of the easterly trending, altered and locally mineralized “Long Fault” into other fault fabric inferred from geophysics.

In part, these holes are to follow up on a detailed airborne magnetic survey previously conducted by Placer Dome U.S. Inc. on the project.  In conjunction with the drilling, Barrick will conduct a detailed gravity survey on the east side of the property. The results of this survey could refine and resolve additional drill targets.

The Red Hill project comprises 79 lode mining claims that are located in the JD Window of the northeast Simpson Park Range. These claims cover the eastern margin of the lower-plate Paleozoic carbonate rocks within the window. Extensive hydrothermal activity has caused clay alteration, decalcification, widespread iron oxide staining and silicification. The JD window is one of a belt of several lower plate carbonate windows that extend 30 miles through the Shoshone, Cortez and Simpson Park Ranges and fall within a projection of the Cortez Trend.

Redlich Exploration Update

At the Redlich project, joint venture partner Newcrest Resources Inc. (“Newcrest”) continues drilling.  To date, fifteen reverse circulation holes have been completed.  Newcrest has advised Miranda that assay results from the first half of the drilling should be available by mid-September.  They have also indicated that several core holes are planned later this year following analysis of the current drill program.

Company profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., and Golden Aria Corp.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.